                                                                    EXHIBIT 99.3

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                            INVESTOR RIGHTS AGREEMENT

                                      among

                        SATYAM COMPUTER SERVICES LIMITED

                         SAIF INVESTMENT COMPANY LIMITED

                        VENTURE TECH SOLUTIONS PVT. LTD.


                                       and

                             SATYAM INFOWAY LIMITED

                             Dated: October 7, 2002

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                                  Confidential
                          Final Draft - October 7, 2002

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                                Table of Contents

                                                                                     Page
                                                                                     ----
ARTICLE I        DEFINITIONS AND INTERPRETATION.......................................2

ARTICLE II       RESTRICTIONS ON TRANSFER OF SHARES..................................10

ARTICLE III      RIGHT OF FIRST OFFER, TAG-ALONG RIGHTS AND DRAG-ALONG RIGHTS........11

ARTICLE IV       FUTURE ISSUANCE OF SHARES; PREEMPTIVE RIGHTS........................15

ARTICLE V        ADDITIONAL SHARE COVENANTS..........................................18

ARTICLE VI       THE ADR FACILITY AND PUBLIC OFFERS..................................19

ARTICLE VII      CORPORATE GOVERNANCE................................................21

ARTICLE VIII     TERM AND TERMINATION................................................28

ARTICLE IX       MISCELLANEOUS.......................................................28

ARTICLE X        GOVERNING LAW AND DISPUTE RESOLUTION................................31



SCHEDULES

Schedule 1     Shareholders

Schedule 2     Reserved Matters

Schedule 3     Company Covenants

EXHIBITS

Exhibit A      Restated Charter Documents

Exhibit B-1    Deed of Adherence (Transfers)

Exhibit B-2    Deed of Adherence (New Issuances)


                                  Confidential
                          Final Draft - October 7, 2002

INVESTOR RIGHTS AGREEMENT dated October 7, 2002, among:

1. SATYAM COMPUTER SERVICES LIMITED, a company incorporated and validly existing under the Laws of India and having its registered office is at Mayfair Centre, S.P. Road, Secunderabad, Andhra Pradesh, India 500 003 a company based in Hyderabad, India (hereinafter referred to as "SCS").

2. SAIF INVESTMENT COMPANY LIMITED, a company incorporated in Mauritius and having its registered office at Suite 307, St. James Court, St Denis Street, Port Louis, Republic of Mauritius (hereinafter referred to as "SAIF").

3. VENTURE TECH SOLUTIONS PVT. LTD., a company incorporated and validly existing under the Laws of India and having its registered office is at 12, Subba Rao Avenue, Chennai 600006, India (hereinafter referred to as "VentureTech").

4. SATYAM INFOWAY LIMITED, a company incorporated and validly existing under the laws of India and having its principal office at Tidel Park, 2nd floor, No.4, Canal Bank Road, Taramani, Chennai - 600113 (the "Company").

RECITALS

A. The Company is engaged in the business of providing connectivity to corporates, network and communication solutions, security, network management, hosting services, retail and public internet access services, portal offerings, e-commerce and other related services.

B. Immediately following Closing (as defined herein), the Company shall have an authorized share capital of 37,500,000 Equity Shares (as defined herein) of which as of the date hereof 32,795,200 Equity Shares are issued and outstanding and 13,491,543 ADSs (as defined herein) of the Company are listed and are traded on The Nasdaq National Market and each ADS currently represents one Equity Share after giving effect to the Reverse Split (as defined herein). The underlying Equity Shares representing such ADSs are held by the Depositary Bank (as defined herein) pursuant to the Deposit Agreement (as defined herein). Further details of the particulars of the Company are set forth in Part A of Schedule 1 of the SAIF Subscription Agreement (as defined herein).

C. The Shareholders (as defined herein), as at the date hereof, collectively own, legally and beneficially 66.4% of the issued share capital of the Company on a non-diluted basis and 62.9% of the issued share capital of the Company on a fully diluted basis. The share ownership of the Shareholders following the VentureTech Second Tranche (as defined herein) is set forth in Schedule 1.

D. The parties acknowledge that the Company and SCS are and will continue to be parties to one or both of the SARF Stockholders Agreement and SARF Registration Rights Agreement (defined herein).

E. The Shareholders wish to restrict the transfer of Shares (as hereinafter defined) and to provide for, among other things, first offer, preemptive, tag-along and drag-along rights, corporate governance rights and obligations and certain other rights under certain conditions and to do so in compliance with all applicable laws.


                                  Confidential
                          Final Draft - October 7, 2002

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                                                                               2

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                         DEFINITIONS AND INTERPRETATION

               Section 1.1 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

               "ADR Facility" means the ADR facility with the Depositary Bank as established pursuant to the Deposit Agreement and subsequently as amended or replaced from time to time.

               "ADRs" mean American Depositary Receipts representing ADSs.

               "ADSs" mean the American Depositary Shares, issued under the Deposit Agreement, each of which as of the date hereof represents one Equity Share or such other proportion of an Equity Share as may be specified in the Deposit Agreement from time to time.

               "ADS Rightholder" has the meaning set forth in Section 3.1(e) of this Agreement.

               "Affiliate" shall mean in relation to a company ("Subject Company"), a person directly or indirectly Controlling, Controlled by or under common Control with that Subject Company and shall include any Person who is an "affiliate" as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

               "Agreement" means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.

               "Arbitration Board" has the meaning set forth in Section 10.2(a) of this Agreement.

               "Audit Committee" has the meaning set forth in Section 7.5(c) of this Agreement.

               "Board of Directors" means the board of Directors of the Company.

               "Business" means the business of the Company of providing connectivity to corporates, network and communication solutions, security, network management, hosting services, retail and public internet access services, portal offerings, e-commerce and other related services.

               "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in Chennai, India or the State of New York, United States are closed for business.

               "Closing" has the meaning set forth in the SAIF Subscription Agreement.

               "Commission" means the Securities and Exchange Commission of the United States or any similar agency then having jurisdiction under the Securities Act.

               "Company" has the meaning set forth in the preamble to this Agreement.

               "Compensation Committee" has the meaning set forth in Section 7.5(d) of this Agreement.


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                                                                               3


               "Competitor " means an entity that is a material competitor of any part of the Business from which the Company derives more than 5% of its revenue.

               "Condition of the Company" means the assets, business, properties, operations and financial condition of the Company and its Subsidiaries taken as a whole.

               "Contract Date" has the meaning set forth in Section 3.1(d) of this Agreement.

               "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and includes (x) ownership directly or indirectly of 50% or more of the shares in issue or other equity interests of such person, or (y) possession directly or indirectly of 50% or more of the voting power of such person, and the terms "Controlling" and "Controlled" have meanings correlative to the foregoing.

               "Dealing Activity" has the meaning set forth in Section 5.3 of this Agreement.

               "Deposit Agreement" means the agreement between the Company and the Depositary Bank in relation to the establishment of the ADR Facility dated October 18, 1999, as amended or replaced from time to time.

               "Depositary Bank" means Citibank, N.A. and its Indian Affiliate which acts as its domestic custodian bank as such depositary bank may be changed from time to time in accordance with this Agreement.

               "Directors" means the members of the Board of Directors.

               "Director Data" has the meaning set forth in Section 7.7 of this Agreement.

               "Encumbrance" means any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or preference, priority, right or other security interest or preferential arrangement of any kind or nature whatsoever (excluding preferred stock and equity related preferences).

               "Equity Shares" means the equity shares, par value Rupees Ten (Rs.10/-) per share, of the Company or any other issued share capital of the Company into which such shares are reclassified or reconstituted and any other equity shares of the Company (including the equity shares held by the Depositary Bank under the Deposit Agreement).

               "Equity Share Equivalents" means any security or obligation which is by its terms, directly or indirectly convertible into or, exchangeable or exercisable for Equity Shares, and any option, warrant or other subscription or purchase right with respect to the Equity Shares or any Equity Share Equivalent.

               "Excess New Securities" has the meaning set forth in Section 4.2(a) of this Agreement.

               "Excess Offered Securities" has the meaning set forth in Section 3.1(b) of this Agreement.


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                          Final Draft - October 7, 2002

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                                                                               4


               "Exempt Issuances" has the meaning set forth in Section 4.1 of this Agreement.

               "Family Members" has the meaning set forth in Section 2.2 of this Agreement.

               "FEMA" means the Indian Foreign Exchange Management Act of 1999 and the rules and regulations thereunder as amended from time to time.

               "Governmental Authority" means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

               "Group Company" means the Company and any Subsidiary of the Company.

               "ICC" has the meaning set forth in Section 10.2(a).

               "India" means the Republic of India.

               "Indian Companies Act" means the Companies Act, 1956 of India as may be amended or substituted from time to time.

               "Indian GAAP" means generally accepted accounting principles in India from time to time.

               "Indian IPO " means the first bona fide firm commitment underwritten public offering of Equity Shares and listing on an Indian Stock Exchange.

               "Indian Stock Exchange" means (i) the Bombay Stock Exchange or
(ii) the National Stock Exchange.

               "Independent Director" shall have the meaning specified by the NASD Marketplace Rules from time to time.

               "Lock-Up" has the meaning set forth in Section 6.2(a).

               "Managing Director" has the meaning set forth in Section 7.3(b)(iv).

               "NASD" means the National Association of Securities Dealers Inc. and its subsidiary the Nasdaq Stock Market, Inc.

               "Nasdaq" means The Nasdaq National Market.

               "New Issuance Notice" has the meaning set forth in Section 4.1 of this Agreement.

               "New Securities" has the meaning set forth in Section 4.1 of this Agreement.

               "Non-Party Shareholders" means a holder of Equity Shares who is not a party to this Agreement.

               "Nominating Committee" has the meaning set forth in Section
7.5(e).

               "Offer Price" has the meaning set forth in Section 3.1(a) of this Agreement.


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                                                                               5


               "Offered Securities" has the meaning set forth in Section 3.1(a) of this Agreement.

               "Offering Notice" has the meaning set forth in Section 3.1(a) of this Agreement.

               "Other Shareholder" means (a) any transferee of a Shareholder (in each case, other than a Permitted Transferee thereof who is not a Competitor or an Affiliate of a Competitor), who has agreed to be bound by the terms and conditions of this Agreement in accordance with Section 2.4 or to whom Shares have been transferred in accordance with Section 3.1(d); (b) any person who has agreed to be bound by the terms and conditions of this Agreement in accordance with Section 5.2; and (c) a Permitted Transferee of a Shareholder who is a Competitor or an Affiliate of a Competitor.

               "Permit" means licenses, permits, approvals consents, or authorisations of any Governmental Authority.

               "Permitted Transferee" has the meaning set forth in Section 2.2 of this Agreement.

               "Preemptive Right Shareholder(s)" has the meaning set forth in
Section 4.1 of this Agreement.

               "Proportionate Percentage" has the meaning set forth in Section 4.2(a) of this Agreement.

               "Proposed Price" has the meaning set forth in Section 4.1 of this Agreement.

               "RBI" means the Reserve Bank of India.

               "Registration Rights Agreement" means the Registration Rights Agreement dated the date hereof in the form attached to the SAIF Subscription Agreement as Exhibit A thereto among the Company and SAIF and as effective at, but subject to the occurrence of, Closing.

               "Related Party" of a person ("Subject Person") means (a) any shareholder holding more than 10% of the voting interests in the Subject Person or an Affiliate of the Subject Person; (b) any director or officer of a person referred to in paragraph (a); (c) any Relative of a natural person referred to in paragraph (a) or (b); (d) any person in which a person referred to in paragraph (a) or (b) or (c) has any interest, other than a passive shareholding of less than 5% in a publicly listed company, and (e) any Company under equivalent management to the Company or which is or whose management is accustomed to act in accordance with the directions of one or more of the Directors, Shareholders or any other Affiliate of the Company.

               "Relative" of a natural person means any spouse, parent, grandparent, child, grandchild and sibling of such person.

               "Requirement of Law" means, as to any person, any law, statute, treaty, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other governmental authority or stock exchange (including, without limitation, the NASD), in each case applicable or binding upon such person or any of its property or to which such person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.


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                                                                               6


               "Restated Charter Documents" means the restated Memorandum and Articles of Association of the Company and attached hereto as Exhibit A as adopted on or prior to the Closing.

               "Restricted Shares" means Shares other than Unrestricted Shares.

               "Reverse Split" means the 1-for-4 reverse ratio change of the ADSs effective September 24, 2002.

               "Rightholder Option Period" has the meaning set forth in Section 3.1(b) of this Agreement.

               "Rightholder(s)" has the meaning set forth in Sections 3.1(b) of this Agreement.

               "Rules" has the meaning set forth in Section 10.2(a) of this Agreement.

               "Rupees" or "Rs." means the lawful currency of India.

               "SAIF" has the meaning set forth in the preamble to this Agreement.

               "SAIF Directors" has the meaning set forth in Section 7.3(b)(ii) of this Agreement.

               "SAIF Fund" means SB Asia Infrastructure Fund L.P., a limited partnership established under the laws of the Cayman Islands.

               "SAIF Shareholders" means (a) SAIF, (b) any Affiliate of SAIF that acquires Shares and (c) any Permitted Transferee thereof to whom Shares are transferred in accordance with Section 2.2 of this Agreement; and includes the Depositary Bank solely to the extent the Depositary Bank holds Equity Shares on behalf of such persons, and the term "SAIF Shareholder" shall mean any such person.

               "SAIF Subscription Agreement" means the share subscription agreement among the Company and SAIF dated on or about the date hereof.

               "Sale or Purchase Constraint" means any Requirement of Law in India that would prevent, inhibit, restrict or delay the sale or purchase of Equity Shares by or issuance of Equity Shares to a SAIF Shareholder or a VentureTech Shareholder under this Agreement including any limitation on the price or time at which such Equity Shares may be bought, sold or issued under the FEMA or any required Permit of the RBI or the SEBI or any other Governmental Authority in relation to such sale, purchase or issuance.

               "SARF" means South Asia Regional Fund Limited, a company incorporated and validly existing under the Laws of Mauritius and having its registered office at Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

               "SARF Director" has the meaning set forth in Section 7.3(c) of this Agreement.

               "SARF Registration Rights Agreement" means the Registration Rights Agreement dated September 14, 1999 among SARF, Sterling Commerce, Inc. and the Company.


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
                                                                               7


               "SARF Stockholder Agreement" means the Share Subscription and Shareholders Agreement dated as of February 5, 1999 between SARF, SCS and the Company (as amended on September 14, 1999) as at the date hereof.

               "SCS" has the meaning set forth in the preamble to this Agreement.

               "SCS Director" has the meaning set forth in Section 7.3(a) of this Agreement.

               "SCS Tag-Along Rightholder" has the meaning set forth in Section 3.1(f)(i) of this Agreement.

               "SEBI" means the Securities and Exchange Board of India.

               "SEBI Guidelines" means the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997, the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000 and any other Indian Requirements of Law in respect of any matter which may be the subject matter of this Agreement.

               "Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

               "Selling Shareholder" has the meaning set forth in Section 3.1(a) of this Agreement.

               "Shares" means, with respect to each Shareholder, all Equity Shares and Equity Share Equivalents owned thereby.

               "Shareholders" means (a) SAIF, SCS, VentureTech and any transferee thereof who has agreed to be bound by the terms and conditions of this Agreement in accordance with Section 2.4; and (b) any person who has agreed to be bound by the terms and conditions of this Agreement in accordance with
Section 5.2, and the term "Shareholder" shall mean any such person.

               "Shareholders Meeting" has the meaning set forth in Section 7.1 of this Agreement.

               "Stock Option Plan" means the employee stock ownership plan of the Company pursuant to which Equity Shares and options to purchase Equity Shares are reserved and available for grant to officers, directors and employees of the Company, as approved by the Board of Directors from time to time in accordance with this Agreement.

               "Subject Purchaser" has the meaning set forth in Section 4.1 of this Agreement.

               "Subsidiary" means any person that is a subsidiary of the Company as the term "subsidiary" is defined by Section 4 of the Indian Companies Act.

               "Third Party Purchaser" has the meaning set forth in Section 3.1(a) of this Agreement.

               "Transfer" has the meaning set forth in Section 2.1 of this Agreement.

               "Unrestricted Shares" means those Equity Shares issued under the SAIF Subscription Agreement and all issued and outstanding ADSs from time to time.


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                          Final Draft - October 7, 2002

               "US$" means United States dollars, the lawful currency of the United States of America.

               "VentureTech" has the meaning set forth in the preamble to this Agreement.

               "VentureTech Directors" has the meaning set forth in Section 7.3(b) of this Agreement.

               "VentureTech First Tranche Shares" has the meaning set forth in
Section 3.2(a) of this Agreement.

               "VentureTech Second Tranche" has the meaning set forth in Section 3.2(a) of this Agreement.

               "VentureTech Shareholders" means (a) VentureTech, (b) any Affiliate of VentureTech that acquires Shares; (c) any Permitted Transferee thereof to whom Shares are transferred in accordance with Section 2.2 of this Agreement and includes the Depositary Bank solely to the extent the Depositary Bank holds Equity Shares on behalf of such persons and the term "VentureTech Shareholder" shall mean any such person.

               "VentureTech Subscription Agreement" means the share subscription agreement dated the date hereof between VentureTech as Subscriber and the Company as seller in relation to the subscription for Equity Shares of the Company by VentureTech.

               "Written Consent" has the meaning set forth in Section 7.1 of this Agreement.

               Section 1.2 Interpretation. In this Agreement, unless the context otherwise requires:

               (a) Directly or Indirectly. The phrase "directly or indirectly" means directly, or indirectly through one or more intermediate persons or through contractual or other legal arrangements, and "direct or indirect" has the correlative meaning.

               (b) Gender and Number. Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.

               (c) Headings. Headings are included for convenience only and shall not affect the construction of any provision of this Agreement.

               (d) Include not Limiting. "Include," "including," "are inclusive of" and similar expressions are not expressions of limitation and shall be construed as if followed by the words "without limitation."

               (e) Persons. The term "person" includes any individual, firm, corporation, partnership, company, trust, association, joint venture, government (or agency or political subdivision thereof) or other entity of any kind, whether or not having separate legal personality. A reference to any person shall, where the context permits, include such person's executors, administrators, legal representatives and permitted successors and assignors.


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               (f) References to Documents. References to this Agreement include the Schedules and Exhibits, which form an integral part hereof. A reference to any Section, Schedule or Exhibit is, unless otherwise specified, to such Section of, or Schedule or Exhibit to, this Agreement. The words "hereof," "hereunder" and "hereto," and words of like import, refer to this Agreement as a whole and not to any particular Section hereof or Schedule or Exhibit hereto. A reference to any document (including this Agreement) is to that document as amended, consolidated, supplemented, novated or replaced from time to time.

               (g) Statutory References. A reference to a statute or statutory provision includes, to the extent applicable at any relevant time:

                   (i) that statute or statutory provision as from time to time consolidated, modified, re-enacted or replaced by any other statute or statutory provision;

                   (ii) any repealed statute or statutory provision which it re-enacts (with or without modification); and

                   (iii) any subordinate legislation or regulation made under the relevant statute or statutory provision.

               (h) Time. If a period of time is specified and dates from a given day or the day of a given act or event, such period shall be calculated exclusive of that day. If the day on or by which something must be done is not a Business Day, that thing must be done on or by the Business Day immediately following such day.

               (i) Share Calculations. In calculations of share numbers, (i) references to a "fully diluted basis" mean that the calculation is to be made assuming that all outstanding options, warrants and other Equity Share Equivalents convertible into or exercisable or exchangeable for Equity Shares (whether or not by their terms then currently convertible, exercisable or exchangeable), have been so converted, exercised or exchanged, and (ii) references to a "non-diluted basis" mean that the calculation is to be made taking into account only Equity Shares then in issue. In calculating the number or percentage of Equity Shares of a Shareholder under this Agreement such calculation shall include all of the Equity Shares held by the Depositary Bank on behalf of that Shareholder.

               (j) Depositary Bank. Except as otherwise provided, all references in this Agreement to the Equity Shares of a Shareholder shall be deemed to include the Equity Shares beneficially owned by that Shareholder and held by the Depositary Bank on behalf of that Shareholder or its Affiliates in the ADR Facility. All consents, approvals to be given by or rights exercisable pursuant to this Agreement by a SAIF Shareholder by contract (as contrasted to its rights as a holder of ADSs) in respect of Shares held by the Depositary Bank on behalf of that SAIF Shareholder shall be given and exercisable by that SAIF Shareholder.

               (k) Percentage Related Rights. If this Agreement provides that a Shareholder's right under this Agreement is subject to it holding more than a specified percentage of Shares such percentage holding shall be calculated taking into account the Shares held by that Shareholder and that Shareholder's Permitted Transferees.


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                                       10


                                   ARTICLE II
                       RESTRICTIONS ON TRANSFER OF SHARES.

               Section 2.1 Limitation on Transfer. No Shareholder shall sell, give, assign, Encumber, grant a security interest in or otherwise dispose of (each a "transfer") any Restricted Shares or any right, title or interest therein or thereto, except in accordance with the provisions of this Agreement, including, without limitation, Section 2.4. Subject to and in compliance with applicable Requirements of Law, each of the Shareholders and the Company shall use its reasonable best efforts to ensure that any attempt to transfer any Restricted Shares or any rights thereunder in violation of the preceding sentence shall not take place or if it takes place shall be null and void ab initio.

               Section 2.2 Permitted Transfers. Notwithstanding anything to the contrary contained in this Agreement, but subject to Sections 2.1, 2.3 and 2.4, and only if permitted under all applicable Requirements of Law, at any time, (a) each of the Shareholders who is an individual may transfer all or a portion of his or its Restricted Shares to or among (i) a member of such Shareholder's immediate family, which shall be his spouse, siblings, children or grandchildren ("Family Members") or (ii) a trust, corporation, partnership or limited liability company, all of the beneficial interests in which shall be held by such Shareholder or one or more Family Members of such Shareholder; provided, however, that during the period that any such trust, corporation, partnership or limited liability company holds any right, title or interest in any Restricted Shares, no person other than such Shareholder or one or more Family Members of such Shareholder may be or may become beneficiaries, shareholders, limited or general partners or members thereof, (b) (i) each of the Shareholders who are corporations may transfer all or a portion of its Restricted Shares to any of its Affiliates and (ii) a SAIF Shareholder may transfer its Restricted Shares to the SAIF Fund, the limited partners or general partner of the SAIF Fund or any Affiliate of any such partner (c) each Shareholder may transfer Restricted Shares to the Depositary Bank in accordance with Section 6.1 to be held in the Depositary Bank in accordance with Section 6.1 and the Depositary Bank may transfer Shares to the Shareholder on whose behalf the Depositary Bank is holding such Restricted Shares, and (d) Venture Tech may transfer shares to such other persons who are affiliated with VentureTech to which SAIF may consent in writing (and the persons referred to in the preceding clauses (a), (b), (c) and (d) are each referred to hereinafter as a "Permitted Transferee"). A Permitted Transferee of Restricted Shares pursuant to this Section 2.2 may transfer its Restricted Shares pursuant to this Section 2.2 only to the transferor Shareholder or to a person that is a Permitted Transferee of such transferor Shareholder. No Shareholder shall avoid the provisions of this Agreement by making one or more transfers to one or more Permitted Transferees and then disposing of all or any portion of such party's interest in any subsequent transaction to which such person becomes no longer a Permitted Transferee. Subject to and in compliance with applicable Requirements of Law, each of the Shareholders and the Company shall use its reasonable best efforts to ensure that any transfer or attempted transfer in violation of this covenant shall be null and void ab initio.

               Section 2.3 Permitted Transfer Procedures. If any Shareholder wishes to transfer Restricted Shares to a Permitted Transferee under Section 2.2 such Shareholder shall give notice to the other Shareholders of its intention to make such a transfer not less than two (2) Business Day prior to effecting such transfer, which notice shall state the name and address of each Permitted Transferee to whom such transfer is proposed, the relationship of such Permitted Transferee to such Shareholder, and the number of Restricted Shares proposed to be transferred to such Permitted Transferee.

                   Section 2.4 Transfers in Compliance with Law; Substitution of Transferee. Notwithstanding any other provision of this Agreement, no transfer may be made pursuant to this


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                                                                              11


Section 2 or Section 3 unless (a) the transferee has agreed in writing to be bound by the terms and conditions of this Agreement pursuant to an instrument substantially in the form attached hereto as Exhibit B, (b) the transfer complies in all respects with the applicable provisions of this Agreement, (c) the transfer complies in all respects with applicable Indian or United States Requirements of Law. If requested by the Company or another Shareholder, an opinion of counsel to such transferring Shareholder shall be supplied to the other Shareholders, at such transferring Shareholder's expense, to the effect that such transfer complies with applicable Indian or United States Requirements of Law. Upon becoming a party to this Agreement, (i) the Permitted Transferee of a Shareholder (other than one who is a Competitor) shall be substituted for, and shall enjoy the same rights and be subject to the same obligations as, the transferring Shareholder hereunder with respect to the Shares transferred to such Permitted Transferee, (ii) an Other Shareholder shall be subject to the same obligations as, but none of the rights of, the transferring Shareholder, as the case may be, and (iv) the transferee of an Other Shareholder shall be substituted for, and shall be subject to the same obligations as, the transferring Other Shareholder hereunder with respect to the Shares transferred to such transferee.

                                   ARTICLE III
          RIGHT OF FIRST OFFER, TAG-ALONG RIGHTS AND DRAG-ALONG RIGHTS.

               Section 3.1   Proposed Voluntary Transfers.

               (a) Offering Notice. Subject to Section 2 and all Requirements of Law, if any Shareholder (a "Selling Shareholder") wishes to transfer all or any portion of its or his Restricted Shares to any person (other than to a Permitted Transferee) (a "Third Party Purchaser"), such Selling Shareholder shall offer such Restricted Shares to the SAIF Shareholders and the VentureTech Shareholders in accordance with Section 3.1(b), by sending written notice (an "Offering Notice") to the other Shareholders, which shall state (a) the number of Restricted Shares proposed to be transferred (the "Offered Securities"); (b) the proposed purchase price per Restricted Share for the Offered Securities (the "Offer Price"); and (c) the terms and conditions of such sale. Upon delivery of the Offering Notice, such offer shall be irrevocable unless and until the rights of first offer provided for herein shall have been waived or shall have expired.

               (b) Rightholder Option; Exercise.

                   (i) For a period of five (5) Business Days after the receipt of the Offering Notice from the Selling Shareholder (the "Rightholder Option Period"), each of the SAIF Shareholders and VentureTech Shareholders (who, in each case, is not a Selling Shareholder) (for the purpose of Section 3.1, each, a "Rightholder" and collectively, the "Rightholders") shall have the right to purchase all, but not less than all, of the Offered Securities at a purchase price equal to the Offer Price and upon the terms and conditions set forth in the Offering Notice. Each Rightholder shall have the right to purchase that percentage of the Offered Securities determined by dividing (i) the total number of Shares then owned by such Rightholder by (ii) the total number of Shares then owned by all such Rightholders. If any Rightholder does not fully purchase the number or amount of Offered Securities it or he is entitled to purchase, then each other participating Rightholder shall have the right to purchase that percentage of the Offered Securities not so purchased (for the purposes of this Section 3.1(b), the "Excess Offered Securities") determined by dividing (x) the total number of Shares then owned by such fully participating Rightholder by (y) the total number of Shares then owned by all fully participating Rightholders who elected to purchase Offered Securities. The procedure described in the preceding sentence shall be repeated until there are no remaining Excess Offered Securities. If the Rightholders do not purchase all of the Offered Securities pursuant to this


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Section 3.1(b), then the Selling Shareholder may, subject to Section 3.1(e), sell all of the Offered Securities to a Third Party Purchaser in accordance with
Section 3.1(d). Any of the Shareholders may assign to any of its Affiliates all or any portion of its rights as a Rightholder pursuant to this Section 3(b).

                   (ii) The right of each Rightholder to purchase all of the Offered Securities under subsection (i) above shall be exercisable by delivering written notice of the exercise thereof, prior to the expiration of the Rightholder Option Period, to the Selling Shareholder. Each such notice shall state (a) the number of Shares held by such Rightholder and (b) the number of Shares that such Rightholder is willing to purchase pursuant to this Section 3.1(b). The failure of a Rightholder to respond within the Rightholder Option Period to the Selling Shareholder shall be deemed to be a waiver of such Rightholder's rights under subsection (i) above, provided that each Rightholder may waive its rights under subsection (i) above prior to the expiration of the Rightholder Option Period by giving written notice to the Selling Shareholder.

               (c) Closing. The closing of the purchase of Offered Securities by the Rightholders under Section 3.1(b) shall be held at the corporate office of the Company at 11:00 a.m., local time, on the 30th day after the giving of the Offering Notice pursuant to Section 3.1(a) or at such other time and place as the parties to the transaction may agree. At such closing, the Selling Shareholder shall deliver certificates representing the Offered Securities, duly endorsed for transfer and such Offered Securities shall be free and clear of any Encumbrances (other than those arising hereunder and those attributable to actions by the purchasers thereof) and the Selling Shareholders warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such Offered Securities. Each Rightholder purchasing Offered Securities shall deliver at the closing payment in full in immediately available funds for the Offered Securities purchased by it or him and the seller and purchaser shall pay such transfer taxes as are imposed on them respectively by Indian Requirements of Law. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise reasonably necessary or appropriate to complete such a closing, with representations and warranties limited to those concerned with ownership or authority.

               (d) Sale to a Third Party Purchaser. Unless the Rightholders elect to purchase all, but not less than all, of the Offered Securities under
Section 3.1(b), the Selling Shareholder may, subject to Section 3.1(f), sell all, but not less than all, of the Offered Securities to a Third Party Purchaser on the terms and conditions set forth in the Offering Notice; provided, however, that such sale is bona fide and made pursuant to a contract entered into within thirty (30) days after the earlier to occur of (i) the waiver by all of the Rightholders of their options to purchase the Offered Securities and (ii) the expiration of the Rightholder Option Period (the "Contract Date"); and provided further, that such sale shall not be consummated unless prior to the purchase by such Third Party Purchaser of any of such Offered Securities, such Third Party Purchaser shall become a party to this Agreement and shall agree to be bound by the terms and conditions hereof in accordance with Section 2.4 hereof. If such sale is not consummated on or before the Contract Date for any reason, then the restrictions provided for herein shall again become effective, and no transfer of such Offered Securities may be made thereafter by the Selling Shareholder without again offering the same to the Rightholders in accordance with this
Section 3.1.

               (e) ADS Right. If a SAIF Shareholder or a VentureTech Shareholder holding ADSs (a "Selling ADS Holder") wishes to sell in a single sale ADSs representing 500,000 or more Equity Shares other than to a Permitted Transferee it shall offer to sell such ADS to the other SAIF Shareholders and VentureTech Shareholders holding ADSs ("ADS Rightholder") and such offer shall


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be in accordance with Section 3.1(a) and (b) except that each reference therein to "Restricted Shares" shall be a reference to "ADSs" and each reference to a "Rightholder" shall be to the ADS Rightholders and provided that such offer shall be open for acceptance for 2 Business Days from the date of the Offering Notice and the closing of such sale and purchase shall occur within 5 Business Days of the date of the Offering Notice. Unless the ADS Rightholders purchase all of such Offered Securities within such 5 Business Day period the Selling ADS Holder may sell the Offered Securities to a Third Party Purchaser at any time in whole or in part at a price no less than the Offer Price or, if the prevailing bid price on the Nasdaq has fallen below the Offer Price since the date of the Offering Notice at a price no less than such lower prevailing bid price. Section
5.3 shall not apply to any such offer and sale.

               (f) Tag-Along Rights.

                   (i) If VentureTech is transferring Offered Securities to a Third Party Purchaser pursuant to Section 3.1(d), then SCS (a "Tag-Along Rightholder") shall have the right to sell to such Third Party Purchaser(s), upon the terms set forth in the Offering Notice, that number of Shares held by such Tag-Along Rightholder equal to that percentage of the Offered Securities determined by dividing (i) the total number of Shares then owned by such Tag-Along Rightholder by (ii) the sum of (x) the total number of Shares then owned by all such Tag-Along Rightholders exercising their rights pursuant to this Section 3.1(f) and (y) the total number of Shares then owned by the Selling Shareholder. The Selling Shareholder and the Tag-Along Rightholder(s) exercising their rights pursuant to this Section 3.1(e) shall effect the sale of the Offered Securities and such Tag-Along Rightholder(s) shall sell the number of Offered Securities required to be sold by such Tag-Along Rightholder(s) pursuant to this Section 3.1(e)(i), and the number of Offered Securities to be sold to such Third Party Purchaser by the Selling Shareholder shall be reduced accordingly. It shall be a condition of the sale to Third Party Purchaser that the Third Party Purchaser shall be required to purchase all of the Offered Shares, including those of the Tag Along Rightholder.

                   (ii) The Selling Shareholder shall give notice to each Tag-Along Rightholder of each proposed sale by it of Offered Securities which gives rise to the rights of the Tag-Along Rightholders set forth in this Section 3.1(e), at least five (5) Business Days prior to the proposed consummation of such sale, setting forth the name of such Selling Shareholder, the number of Offered Securities, the name and address of the proposed Third Party Purchaser, the proposed amount and form of consideration and terms and conditions of payment offered by such Third Party Purchaser, the percentage of Shares that such Tag-Along Rightholder may sell to such Third Party Purchaser (determined in accordance with Section 3.1(e)(i)), and a representation that such Third Party Purchaser has been informed of the "tag-along" rights provided for in this
Section 3.1(e) and has agreed to purchase Shares in accordance with the terms hereof. The tag-along rights provided by this Section 3.1(f) must be exercised by any Tag-Along Rightholder wishing to sell its Shares within five (5) Business Days following receipt of the notice required by the preceding sentence, by delivery of a written notice to the Selling Shareholder indicating such Tag-Along Rightholder's wish to exercise its rights and specifying the number of Shares (up to the maximum number of Shares owned by such Tag-Along Rightholder required to be purchased by such Third Party Purchaser) it wishes to sell, provided that any Tag-Along Rightholder may waive its rights under this Section 3.1(e) prior to the expiration of such 5-day period by giving written notice to the Selling Shareholder, with a copy to the Company. The failure of a Tag-Along Rightholder to respond within such 5-day period shall be deemed to be a waiver of such Tag-Along Rightholder's rights under this Section 3.1(e). If a Third Party Purchaser fails to purchase Shares from any Tag-Along Rightholder that has properly exercised its tag-along rights pursuant to this Section 3.1(e)(ii), then the Selling Shareholder shall not be


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permitted to consummate the proposed sale of the Offered Securities, and any such attempted sale shall be null and void ab initio.

               (g) Drag Along Rights. If a SAIF Shareholder wishes to accept an offer for that SAIF Shareholder to sell some or all of its Equity Shares or ADSs to one or more Third Party Purchasers and to include some or all of the Equity Shares of the other Shareholders in such sale and the consent to such a sale is given by the holders of a three fourths majority of the aggregate of the Equity Shares held by the SAIF Shareholders and the VentureTech Shareholders, then the SAIF Shareholder may send a written notice (the "Drag-Along Notice") to SCS and VentureTech (the "Drag-Along Sellers") specifying (i) the name of the Third Party Purchasers, (ii) the consideration payable per Equity Share (which shall be the same for all Shareholders), (iii) the number of Equity Shares such Third Party Purchasers wish to purchase, (iv) a summary of the material terms of such purchase and the other material terms of such purchase applicable to the Drag-Along Sellers, such material terms to be the same as the equivalent terms applicable to the Drag-Along Seller ("Drag-Along Shares") and (iv) a certificate signed by the SAIF Shareholder and the proposed Third Party Purchasers addressed to the Drag-Along Sellers stating that such consideration has been negotiated on an arms length basis and no other consideration for Equity Shares is payable by the Third Party Purchasers to the SAIF Shareholder; and (v) a letter from an independent internationally recognised investment bank retained by the SAIF Shareholder confirming that the consideration payable per Equity Share is fair and reasonable. Upon receipt of a Drag-Along Notice, each Drag-Along Seller shall be obligated to (i) sell such a number of its Equity Shares determined by
(x) dividing the number of its Equity Shares by the aggregate of all Equity Shares held by the Drag-Along Shareholders and the SAIF Shareholder, and (y) multiplying that fraction by the Drag-Along Shares; free of any Encumbrance, in the transaction contemplated by the Drag-Along Notice on the same terms and conditions as the SAIF Shareholder (including payment of its pro rata share of all costs associated with such transaction) and (ii) otherwise take all necessary action to cause the consummation of such transaction, including voting its Equity Shares in favor of such transaction and not exercising any approval or voting rights in connection therewith in a manner contrary to the completion of the transaction. Each Drag-Along Seller (i) further agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested of it by SAIF and (ii) hereby appoints the SAIF Shareholder, as its attorney-in-fact to do the same on its behalf. Subject to the execution of a reasonable confidentiality agreement between the Company and the Third Party Purchaser(s) the Company and the Selling Shareholders shall facilitate all reasonable due diligence by the Third Party Purchaser(s) and their advisors in relation to such acquisition provided that such due diligence by a Competitor shall be subject to such additional restrictions as the Board may reasonably impose to protect the confidential information of the Company from any misuse.

               (h) SARF Drag-Along. SAIF and VentureTech shall not be entitled to exercise their rights of first offer under sections 3.1(a) to (d) to the extent SCS's compliance with sections 3.1(a) to (d) in respect of a sale of Equity Shares by SCS to comply with clause 16.2.2 of the SARF Stockholders Agreement would cause SCS to be in breach of the SARF Stockholders Agreement provided that each such transfer under clause 16.2.2 of the SARF Stockholders Agreement must comply with Section 2.4 of this Agreement.

               Section 3.2 VentureTech Second Tranche. Subject to the closing of the Venture Tech Subscription Agreement and the SAIF Subscription Agreement, Venture Tech directly or through a Permitted Transferee shall on or prior to April 30, 2003 subscribe for and the Company shall allot and issue 2,034,883 Equity Shares of a par value of Rs.10 each (or an equivalent number of


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ADSs) at the Rs. equivalent of US$1.72 per Equity Share comprising US$3,500,000 in aggregate using the US$ to Rs. exchange rate adopted for the acquisition of the VentureTech First Tranche Shares ("Venture Tech Second Tranche"). If VentureTech or its Permitted Transferees do not close the subscription for the Venture Tech Second Tranche by 1 May 2003 in accordance with the VentureTech Subscription Agreement then, at the election of SAIF:

               (a) To the extent permitted under applicable Requirements of Law the Company shall buyback and VentureTech shall sell to the Company 66% of VentureTech's Shares ("VentureTech First Tranche Shares") for an aggregate consideration of Rs.10 for all such Shares; or

               (b) Venture Tech shall sell to the other Shareholders pro rata the VentureTech First Tranche Shares for an aggregate consideration of Rs.10 each for all such Shares; or

               (c) SAIF may waive in writing Venture Tech's obligations under this Section 3.2 and in that event Venture Tech shall have no further obligation under this Section 3.2.

               (d) In the event that SAIF makes an election under Section 3.2(a) or (b), the closing of the purchase of VentureTech First Tranche Shares under such section shall be held at the corporate office of the Company at 11:00 a.m., local time, on the fifth Business Day after 1 May 2003 or at such other time and place as the parties to the transaction may agree. At such closing, VentureTech shall deliver certificates representing the VentureTech First Tranche Shares, duly endorsed for transfer and such VentureTech First Tranche Shares shall be free and clear of any Encumbrances (other than those arising hereunder and those attributable to actions by the purchasers thereof) and VentureTech shall warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such VentureTech First Tranche Shares. Each purchaser purchasing VentureTech First Tranche Shares shall deliver at the closing payment in full in immediately available funds for the VentureTech First Tranche Shares purchased by it or him and the seller and purchaser shall pay such transfer taxes as are imposed on them respectively by Indian Requirements of Law. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise reasonably necessary or appropriate to complete such a closing, with representations and warranties limited to those concerned with ownership or authority.

               provided that VentureTech shall have no obligation to sell any Shares in the manner set out in this Section 3.2 if, as at 1 May 2003, SAIF and its Permitted Transferees hold less than 90% of the ADRs issued under the SAIF Subscription Agreement.

                                   ARTICLE IV
                  FUTURE ISSUANCE OF SHARES; PREEMPTIVE RIGHTS.

               Section 4.1 Offering Notice. Except for (a) options to purchase Equity Shares which may be issued pursuant to the Stock Option Plan in accordance with this Agreement, (b) share capital of the Company issued in consideration of an acquisition of assets or shares of another company, approved by the Board of Directors in accordance with the terms of this Agreement, by the Company of another person, (c) Equity Shares issued in the amount specified in
Section 3.2 pursuant to the VentureTech Subscription Agreement; or (d) subject to Section 7.10, for an Indian IPO or a follow-on public offering in a public market in the United States, pursuant to a resolution of the Board of Directors; ((a)-(d) being referred to collectively as "Exempt Issuances"), if the Company wishes to issue any share capital or any other securities convertible into or exchangeable for share capital (collectively, "New Securities") to any person (the "Subject Purchaser"), then the Company shall,


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subject to the passing of any special resolutions of shareholders of the Company necessary to comply with applicable Requirements of Law, offer such New Securities first to each of the Shareholders (each, a "Preemptive Right Shareholder" and collectively, the "Preemptive Right Shareholder") by sending written notice (the "New Issuance Notice") to the Preemptive Right Shareholders, which New Issuance Notice shall state (x) the number of New Securities proposed to be issued and (y) the proposed purchase price per security of the New Securities (the "Proposed Price"). Upon delivery of the New Issuance Notice, such offer shall be irrevocable unless and until the rights provided for in
Section 4.2 shall have been waived or shall have expired.

               Section 4.2 Preemptive Rights; Exercise.

               (a) For a period of 5 Business Days after the giving of the New Issuance Notice pursuant to Section 4.1 and subject to compliance with any applicable Requirements of Law , each of the Preemptive Right Shareholders shall have the right to elect to purchase its Proportionate Percentage (as hereinafter defined) of the New Securities at a purchase price equal to the Proposed Price and upon the same terms and conditions set forth in the New Issuance Notice. Each Preemptive Right Shareholder shall have the right to purchase that percentage of the New Securities determined by dividing (x) the total number of Equity Shares then owned by such Preemptive Right Shareholder exercising its rights under this Section 4.2 by (y) the total number of Equity Shares owned by all of the Preemptive Right Shareholders exercising their rights under this
Section 4.2 plus the number of Equity Shares held by Non-Party Shareholders of the Company entitled to participate in such an issuance pursuant to Requirements of Law the "Proportionate Percentage"). If any Preemptive Right Shareholder does not fully subscribe for the number or amount of New Securities that it or he is entitled to purchase pursuant to the preceding sentence, then each Preemptive Right Shareholder which elected to purchase New Securities shall have the right to purchase that percentage of the remaining New Securities not so subscribed for (for the purposes of this Section 4.2(a), the "Excess New Securities") determined by dividing (x) the total number of Shares then owned by such fully participating Preemptive Right Shareholder by (y) the total number of Shares then owned by all fully participating Preemptive Right Shareholders who elected to purchase Excess New Securities plus the number of Equity Shares held by any Non-Party Shareholders also entitled to participate in such issuance of Excess New Securities pursuant to Requirements of Law. Any of the Shareholders may assign to any of its Affiliates all or any portion of its rights to acquire Shares as a Preemptive Right Shareholder pursuant to this Section 4.2, subject to applicable Requirements of Law and provided that all notices given by the Company and consents given by the Preemptive Right Shareholder shall be given to and by the relevant Shareholder and not its Associate. Unless the Preemptive Right Shareholders or their Permitted Transferees agree to acquire 80% or more of the New Securities the Company shall be under no obligation to sell any New Securities to the Preemptive Right Shareholders.

               (b) The right of each Preemptive Right Shareholder to purchase the New Securities under subsection (a) above shall be exercisable by delivering written notice of the exercise thereof, prior to the expiration of the 5 Business Day period referred to in subsection (a) above, to the Company, which notice shall state the amount of New Securities that such Preemptive Right Shareholder elects to purchase pursuant to Section 4.2(a). The failure of a Preemptive Right Shareholder to respond within such 5 Business Day period shall be deemed to be an irrevocable waiver of such Preemptive Rightholder's rights under Section 4.2(a), provided that each Preemptive Rightholder may waive its rights under Section 4.2(a) prior to the expiration of such 5 Business Day period by giving written notice to the Company.


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               (c) To the extent permitted by Requirements of Law, each
Shareholder waives all pre-emptive and similar rights in relation to new issuances of Equity Shares and Equity Share Equivalents held by it under Requirements of Law which are inconsistent with this Section 4.2 and, if such rights cannot be waived, such Shareholder agrees not to exercise such rights to the extent they are inconsistent with this Section 4.2. Each non-participating Preemptive Rightholder shall assign its rights to receive New Securities under Indian Requirements of Law to participating Preemptive Rightholders if such assignment shall assist such participating Preemptive Rightholder to increase its participation in the issuance of New Securities.

               Section 4.3 Closing. The closing of the purchase of New Securities subscribed for by the Preemptive Rightholders under Section 4.2 shall be held at the corporate office of the Company at 11:00 a.m., local time, on (a) the 20th day after the giving of the New Issuance Notice pursuant to Section 4.1, if the Preemptive Rightholders elect to purchase all of the New Securities under Section 4.2, (b) the date of the closing of the sale to the Subject Purchaser made pursuant to Section 4.4 if the Preemptive Rightholders elect to purchase some, but not all, of the New Securities under Section 4.2 or (c) at such other time and place as the parties to the transaction may agree. At such closing, the Company shall deliver certificates representing the New Securities, and the Company shall so represent and warrant, and further represent and warrant that such New Securities shall be, upon issuance thereof to the Preemptive Rightholders and after payment therefor, duly authorized, validly issued and fully paid. Each Preemptive Rightholder purchasing the New Securities shall deliver at the closing payment in full in immediately available funds for the New Securities purchased by him or it. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise necessary or appropriate to close such a transaction.

               Section 4.4 Sale to Subject Purchaser. The Company may sell to the Subject Purchaser all of the New Securities not purchased by the Preemptive Right Shareholders pursuant to Section 4.2 on terms and conditions that are no more favorable to the Subject Purchaser than those set forth in the New Issuance Notice; provided that (a) such sale is bona fide and made pursuant to a contract entered into within ninety (90) days following the earlier to occur of (i) the waiver by the Preemptive Rightholders of their option to purchase New Securities pursuant to Section 4.2, and (ii) the expiration of the 10-day period referred to in Section 4.2; (b) if the New Issuance Notice prescribed a price calculated by reference to the trading price of the ADS on the Nasdaq over a period of time, the price offered to the Subject Purchaser shall be calculated on the same basis but in respect of the relevant period of time immediately, prior to the sale to the Subject Purchaser (which could be higher or lower). The Parties acknowledge that the ultimate issue price of the offering could be above or below the price offered to the Preemptive Right Shareholders but that such future fluctuation shall be irrelevant for purposes of determining proper compliance with this Article IV. If such sale is not consummated within such 90 day period for any reason, then the restrictions provided for herein shall again become effective, and no issuance and sale of New Securities may be made thereafter by the Company without again offering the same in accordance with this Section 4. The closing of any issuance and purchase pursuant to this
Section 4.4 shall be held at a time and place as the parties to the transaction may agree within such 90 day period.

               Section 4.5 Compliance with the Companies Act: The provisions contained in this Article 4 shall be subject to due compliance with the provisions of the Companies Act including passing of the appropriate resolutions by the shareholders of the Company at the general meeting. The Shareholders shall exercise their voting rights as a shareholder in support of the implementation of the provisions of this Article.


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                                    ARTICLE V
                           ADDITIONAL SHARE COVENANTS.

               Section 5.1 After-Acquired Securities. Except as otherwise provided, all of the provisions of this Agreement shall apply to all of the Shares and Equity Share Equivalents now owned or which may be issued or transferred hereafter to a Shareholder in consequence of any additional issuance, purchase, exchange or reclassification of any of such Shares or Equity Share Equivalents, corporate reorganization, or any other form of recapitalization, consolidation, merger, share split or share dividend, or which are acquired by a Shareholder in any other manner, except for Shares or ADSs acquired on a stock exchange.

               Section 5.2 Agreement to be Bound. The Company shall not issue any Restricted Shares to any person not a party to this Agreement if that person is a Permitted Transferee of a Shareholder, unless such person has agreed in writing to be bound by the terms and conditions of this Agreement pursuant to an instrument substantially in the form attached hereto as Exhibit B-2. Subject to and in compliance with applicable Requirements of Law, each of the Shareholders and the Company shall use its reasonable best efforts to ensure that any issuance of Shares by the Company in violation of this Section 5.2 shall not take place or if it takes place be null and void ab initio.

               Section 5.3 Sale or Purchase Constraints for Issuances and Sales. If a Sale or Purchase Constraint adversely affects the ability of a SAIF Shareholder or a Venture Tech Shareholder to participate in the acceptance of an offer to acquire Equity Shares or the making of an offer to sell Equity Shares, the payment or receipt of a price for Equity Shares or the completion of a sale or purchase of Equity Shares or a subscription for or an issue or an allotment of Equity Shares under this Agreement (each a "Dealing Activity") then in the event that such constraint affects the ability of a SAIF Shareholder or a Venture Tech Shareholder to participate in the Dealing Activity:

               (a) the Company shall take such steps as may be reasonably required to assist the SAIF Shareholder or Venture Tech Shareholder in the making of an application to the relevant Governmental Authority seeking any necessary Permit to allow such SAIF Shareholder or Venture Tech Shareholder to participate in the Dealing Activity in the manner contemplated hereby;

               (b) if the SAIF Shareholder or Venture Tech Shareholder is unable to fully participate in the Dealing Activity in the manner contemplated by this Agreement at the relevant time then completion of that process by the SAIF Shareholder or Venture Tech Shareholder and all other Shareholders shall be extended until the earlier of (x) 15 days from the date otherwise contemplated by this Agreement (provided that if the offer comprises an issuance pursuant to a public offer such date shall not be later than the closing date of the public offer); and (y) the date the SAIF Shareholder or Venture Tech Shareholder is so entitled to participate; and

               (c) if the SAIF Shareholder or the VentureTech Shareholder continues to be subject to the Sale or Purchase Constraint, the SAIF Shareholder and Venture Tech Shareholder shall then be entitled to participate in a subsequent closing and, accordingly, final completion of that process by such SAIF Shareholder or Venture Tech Shareholder shall be subject to a condition precedent that the Sale or Purchase Constraint no longer exists (such condition precedent to be for such SAIF Shareholder or Venture Tech Shareholder and able to be waived by it only) and the completion date for such SAIF Shareholder or Venture Tech Shareholder shall be extended until 5 Business Days after satisfaction of that condition precedent provided that (i) if that SAIF


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Shareholder's or Venture Tech Shareholder's Sale or Purchase Constraint
continues for a period of 2.5 months or such other extended period, as may be justified, it shall no longer be entitled to participate in that Dealing Activity; and (ii) the SAIF Shareholder or Venture Tech Shareholder shall not unreasonably withhold its consent to a waiver of its rights if it is advised that such Sale or Purchase Constraint is not likely to be removed;

               (d) each of the Shareholders and the Company shall co-operate in good faith and in accordance with Requirements of Law to use its reasonable commercial efforts to give effect to the Share transfer and issuance provisions of this Agreement in a manner that is legally permissible, and does not materially disadvantage a SAIF Shareholder or cause a Sale or Purchase Constraint to apply in respect of any SAIF Shareholder and seeks to ensure that a SAIF Shareholder is able to participate in such Dealing Activity in the manner contemplated by this Agreement; and

               (e) the above provisions shall apply to and notwithstanding the provisions of Sections 2, 3 and 4.

               Section 5.4 Assistance. For the purpose of giving effect to Sections 2, 3 and 4 of this Agreement, the Company shall use all reasonable efforts to obtain or assist a Shareholder to obtain such consents, authorisations, approvals or permits of Governmental Authorities necessary for that Shareholder to participate in the issue, sale or purchase of Shares as contemplated by Sections 2, 3 or 4 of this Agreement and shall provide to that Shareholder copies of all confirmations and correspondence from Governmental Authorities received by the Company and relating thereto. For the avoidance of doubt such assistance shall not include seeking registration of Shares under the Securities Act. If a Shareholder elects to participate in an issuance by the Company of Shares but is unable to participate because of a lack of such consents, approvals, authorisations or permits and suffers dilution of its percentage holding as a result then it shall be assumed that it participated pro-rata in that offering for the purpose of determining whether it has fallen below a threshold equity percentage to exercise a right hereunder.

                                   ARTICLE VI
               THE ADR FACILITY, PUBLIC OFFERS AND SCS COVENANTS.

               Section 6.1 ADRs.

               (a) Subject to compliance with all applicable Requirements of Law and the terms of the Deposit Agreement, if a SAIF Shareholder so elects, the Equity Shares held by that SAIF Shareholder at any time or any further Equity Shares that are issued or issuable to that SAIF Shareholder shall be deposited in the ADR Facility.

               (b) Subject to compliance with applicable Requirements of Law, a SAIF Shareholder or Venture Tech Shareholder that holds ADRs may at any time withdraw part or all of the Equity Shares held by the Depositary Bank on its behalf without any restriction in accordance with the Deposit Agreement and the terms of this Agreement.

               (c) The Company covenants with SAIF that:

                   (i) it shall not amend the Deposit Agreement or vary the terms of issuance of the ADSs without the written consent of SAIF (not to be unreasonably withheld) if (A) such action materially discriminates against SAIF in comparison to other ADR holders; or (B) if such


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action would materially and adversely affect the SAIF Shareholders and is not an action taken by the Company strictly to ensure it complies with applicable Requirements of Law.

               Section 6.2 Public Offer.

               (a) If in the event of an Indian IPO the Shares of a SAIF Shareholder may be subject to any "close periods", "lock-ups" or other restrictions on transfer under the rules of the relevant stock exchange on which the Equity Shares are to be listed or any other Requirement of Law ("Lock Up") then if VentureTech or SCS or the Company may, in accordance with all Requirements of Law, take any actions that would result in the SAIF Shareholders no longer being subject to such a Lock-Up or which would allow the SAIF Shareholders to obtain the economic benefit of being able to sell their Equity Shares in the absence of such a Lock-Up then VentureTech and SCS and the Company, as the case may be, shall take such actions or cause such actions to be taken.

               (b) VentureTech shall undertake to be named as the promoter for the purposes of the Indian IPO and offer its shares for restriction on transfer, as applicable to promoters under the SEBI Guidelines and, if additional Equity Shares are required to satisfy any other Lock-Up requirements all Shareholders holding Restricted Shares shall offer their shares pro rata for such Lock-Up requirements. The Company and the other Shareholders shall use all reasonable efforts, at or prior to the time of an Indian IPO and pass all necessary and reasonable resolutions and do all acts or things that are reasonably necessary to ensure that the promoters shall avail of any benefits conferred on them by law by reason of being named as a promoter in the Indian IPO.

               (c) Subject to applicable Requirements of Law, the Company shall use its reasonable best efforts to ensure that the SAIF Shareholders are not classified as a promoter of the Company for any purpose whatsoever provided that it is a acknowledged that the Company may not be able to prevent the SAIF Shareholders becoming promoters pursuant to the operation of law. Nothing in this Agreement shall require a SAIF Shareholder to do or omit to do anything that may result in them becoming a promoter of the Company under the SEBI Guidelines. The Company undertakes that it shall not name any SAIF Shareholder as a promoter in any prospectus or other document relating to the issuance of Equity Shares.

               (d) The Company and the other Shareholders agree that the SAIF Shareholders, shall not, upon Listing or sale of the Equity Shares held by it, be required to give any warranties or indemnities to any underwriter, broker, Indian Stock Exchange, any Governmental Authority or any other person except in relation to title of its Shares and such other warranties and indemnities as a Requirement of Law imposed on that SAIF Shareholder requires to be given by that SAIF Shareholder.

               Section 6.3 Listing of Underlying Shares and Related Matters. The Company agrees that if the Company applies to have its Equity Shares or other securities traded on any stock exchange or market other than the Nasdaq, it will include in such application the Equity Shares held by the Shareholders (if eligible) and will take such other action as is necessary to cause such Equity Shares to be so listed. The parties acknowledge SARF's rights under clause 13 of the SARF Shareholders Agreement and the SARF Registration Rights Agreement.

               Section 6.4 Nasdaq. For so long as SAIF Shareholders own ADSs, the Company shall, subject to Requirements of Law, use its reasonable best efforts to (a) continue the listing and trading of its ADSs on the Nasdaq and
(b) comply with the Company's reporting, filing and other


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                                                                              21


obligations under the bylaws or rules of such exchange, as applicable, to ensure the continued eligibility for trading of the ADSs thereon.

               Section 6.5 SCS Covenants. SCS shall continue to grant to the Company the right to use as a trade and service mark and business name the word "Satyam" and the associated marks and logos of Satyam and its subsidiaries used by the Company at the date of this Agreement until 24 months after the date of Closing it being acknowledged by the Company that it intends to complete a rebranding program by an earlier date and such a right shall terminate on any earlier completion of such a rebranding program by the Company.

                                   ARTICLE VII
                              CORPORATE GOVERNANCE.

               Section 7.1 General. From and after the execution of this Agreement, at any annual or extraordinary general meeting of shareholders of the Company (a "Shareholders Meeting") or in any written consent executed in lieu of such a meeting of Shareholders (a "Written Consent") (a) each Shareholder shall vote its Shares, and each Shareholder and the Company shall take all other actions reasonably necessary, to give effect to the provisions of this Agreement (including, without limitation, Sections 7.3 and 7.10 hereof) and to ensure that the Restated Charter Documents do not, at any time hereafter, conflict in any respect with the provisions of this Agreement or any Requirement of Law; (b) each Shareholder shall vote his or its Shares, upon any matter submitted for action by the Company's shareholders or with respect to which such Shareholder may vote or act by Written Consent, in conformity with the specific terms and provisions of this Agreement, any Requirement of Law or the Restated Charter Documents; and (c) no Shareholder shall vote his or its Shares in favor of any amendment of the Restated Charter Documents which would conflict with, or purport to amend or supercede, any of the provisions of this Agreement (including, without limitation, Sections 7.3 and 7.10 hereof).

               Section 7.2 Shareholder Actions. In order to effectuate the provisions of this Agreement, each Shareholder (a) hereby agrees that when any action or vote is required to be taken by such Shareholder pursuant to this Agreement, such Shareholder shall use his or its reasonable commercial efforts to call, or cause the appropriate officers and directors of the Company to call, a Shareholders Meeting, or to execute or cause to be executed a Written Consent to effectuate such Shareholder action, and (b) shall use his or its reasonable commercial efforts (consistent with Requirements of Law applicable to the Company, Directors or Shareholders) to cause the Board of Directors to adopt, either at a meeting of the Board of Directors or by unanimous written consent of the Board of Directors, all the resolutions necessary to effectuate the provisions of this Agreement.

               Section 7.3 Election of Directors - Number and Composition.

               (a) Each Shareholder shall vote its Shares at any Shareholders Meeting, or act by Written Consent with respect to such Shares, and take all other actions necessary to ensure that the number of directors constituting the entire Board of Directors shall not exceed nine (9).

               (b) Each Shareholder shall vote its Shares at any Shareholders Meeting called for the purpose of filling the positions on the Board of Directors, or in any Written Consent executed for such purpose, and take all other actions necessary to ensure the election to the Board of Directors of:

                   (i) two individuals designated by SCS (for so long as SCS and its Permitted Transferees hold in aggregate at least 10% of the outstanding Equity Shares) and one


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individual designated by SCS (for so long as SCS and its Permitted Transferees hold in aggregate at least 5% of the outstanding Equity Shares (the "SCS Directors");

                   (ii) two individuals designated by each of the following, comprising 4 in aggregate, (for so long as that Shareholder and its Permitted Transferees hold in aggregate at least 10% of the outstanding Equity Shares) and one individual designated by each of the following (for so long as that Shareholder and its Permitted Transferees hold in aggregate at least 5% of the outstanding Equity Shares):

                        (1) VentureTech (the "VentureTech Directors"); and

                        (2) the SAIF Shareholders (the "SAIF Directors");

                   (iii) one individual designated by SARF (for so long as SARF is entitled to appoint one Director pursuant to the SARF Stockholder Agreement) (the "SARF Director");

                   (iv) one individual appointed as the Managing Director on the Board pursuant to a resolution of the shareholders of the Company, such individual to be a senior executive of the Company who is not a Related Person of SCS (the "Managing Director"); and

                   (v) the remaining Directors required to increase the number of Directors to nine (9) or to comply with Section 7.3(f) shall be suitably skilled independent Directors qualifying as independent directors under Indian and United States Requirements of Law who shall initially be Mr. S. Srinivasan and Mr. Chowdary (or such other individuals as the Shareholders shall agree) until such time as VentureTech is entitled to appoint two Directors under
Section 7.3(b)(ii)(1). Thereafter such independent Directors shall be appointed as follows:

                       (1) each of SCS, SAIF, VentureTech and the chief executive officer of the Company may nominate up to 2 individuals each and, if requested by the Board of Directors the Company shall retain an executive search firm appointed in accordance with a resolution of the Board and such search firm shall be instructed to provide a list of independent Directors to be so appointed or nominated by the Board.

                       (2) All relevant information regarding the individuals identified by any executive search firm shall be provided to the Board together with information regarding such other suitable potential Directors as the chief executive officer of the Company shall identify.

                       (3) The Board shall by majority vote of the 8 Directors appointed under paragraph (b)(i) to (iv) appoint the independent Directors from amongst those nominated on the list provided under paragraph (1) and, if such majority cannot be obtained in respect of a sufficient number of Directors, then information regarding further potential individuals shall be submitted to the Board in accordance with paragraph (1) until a sufficient number of independent Directors are so approved.

               (c) Alternate Directors. The Board shall appoint in respect of each Director an alternate Director in accordance with the Indian Companies Act that has been designated by that Director and such alternate Director may attend all Board meetings and exercise all voting rights of the appointing Director where such appointing Director is not in attendance. If an alternate Director attends a physical meeting the Director in respect of which that alternate Director is appointed may, at


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the election of the Company, participate in that meeting by telephone or video conference as an observer.

               (d) Chairman. The Chairman of the Company shall be appointed from among the Board of Directors by a majority vote of the VentureTech Directors and the SAIF Directors, prior to the Indian IPO provided that (a) the combined holding of the VentureTech Shareholders and the SAIF Shareholders in the Company does not fall below 15% of the issued and outstanding Equity Shares of the Company; and (b) VentureTech has an agreement with the Company to be named as a promoter of the Company at the time of the Indian IPO. After the Indian IPO the VentureTech Shareholders shall be entitled to appoint the Chairman for so long as it has undertaken promoter responsibilities subsequent to the Indian IPO. The Chairman shall not have an additional deciding vote in the event of a tied vote.

               (e) Competitor Directors. A Shareholder shall not designate for appointment as a Director any person who is a director, employee or consultant or holder of more than 25% of the voting power of a Competitor unless such appointment is approved by a majority of Directors not designated by that Shareholder.

               (f) Adjustment. If at any time following the appointment of Directors under this section 7.3 there are insufficient Independent Directors appointed to the Board of Directors to comply with United States Requirements of Law then the number of directors shall be increased by such a number of Independent Directors as is necessary to comply with United States Requirements of Law and such additional Directors shall be appointed under Section 7.3(b)(v) and shall remain as Directors but shall be removed at such time as it is possible to comply with such Requirements of law by adopting a Board of Directors comprising (9) Directors appointed under section 7.3(b).

               Section 7.4 Removal and Replacement of Director.

               (a) Removal of Directors. If at any time a Shareholder notifies the other Shareholders of their wish to remove at any time and for any reason (or no reason) a Director appointed by that Shareholder, then each Shareholder shall vote all of its Shares so as to remove such Director.

               (b) Replacement of Directors.

                   (i) If at any time, a vacancy is created on the Board of Directors by reason of the incapacity, death, removal or resignation of any of the Directors designated pursuant to

                       (1) Section 7.3(b)(i) to (iv) hereof, then the Shareholder or Company management that appointed that Director pursuant to
Section 7.3(b)(i) to (iv) shall designate an individual who shall be elected to fill the vacancy until the next Shareholders Meeting; and

                       (2) Section 7.3(b)(v) hereof then a replacement Director shall be appointed pursuant to Section 7.3(b)(v).

                   (ii) Upon receipt of notice of the designation of a nominee pursuant to Section 7.4(b)(i) to (iv), each Shareholder shall, as soon as practicable after the date of such notice, take all reasonable actions, including the voting of its Shares, to elect the Director so designated to fill the vacancy; provided that no resolution of the Shareholders removing any such Director shall be


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                                                                              24


approved unless the Shareholder that has nominated such Director has approved in writing the removal or replacement of such Director.

               (c) Loss of Director Rights. If any Shareholder no longer holds the right to appoint the maximum number of Directors referred to in Section 7.3(b)(i) to (iii) then it shall nominate which of its nominated Directors is to resign and shall ensure that such Director so resigns and the Shareholders shall replace that Director with an Independent Director appointed under Section 7.3(b)(v). Any such termination of a right to designate a director shall be permanent.

               Section 7.5 Authority of Board of Directors and Certain Committees. Subject only to the provisions of this Agreement and applicable Requirements of Law:

               (a) The Board of Directors shall have ultimate responsibility for management and control of the Company.

               (b) The Board of Directors shall be required to make all major decisions of the Company and all decisions outside the day to day business of the Company (including, without limitation, those referred to in Section 7.10). All matters in respect of such decisions must be referred to the Board of Directors, and no Shareholder or officer shall take any actions purporting to commit the Company in relation to any such matters without the approval of the Board of Directors.

               (c) The Board shall establish and maintain an audit committee that shall have responsibility for the oversight functions of financial and accounting matters of the Company, including but not limited to, budget approval and internal auditing, and such other matters as specified in any applicable Requirements of Law ("Audit Committee").

               (d) The Board shall establish and maintain a compensation committee which shall have responsibility for the oversight functions of establishing and approving employee compensation policies and administering the Stock Option Plan, and such other matters as specified in any applicable Requirements of Law ("Compensation Committee").

               (e) If required by applicable Requirements of Law the Board shall establish and maintain a nominating committee which shall have the responsibility for such matters as are specified in any applicable Requirements of Law ("Nominating Committee").

               (f) The Company shall, and each Shareholder shall cause the Board of Directors to, cause each of the Audit Committee, the Compensation Committee and the Nominating Committee of the Board of Directors to comprise 3 individuals one of which will be SAIF Director (who shall be the chairman of the committee), one a VentureTech Director and one an independent Director approved under
Section 7.3(b)(iv) (or if required by the SARF Stockholders Agreement the SARF Director), subject to compliance with Section 7.14 and all such appointments complying with all Indian and United States Requirements of Law (and for that purpose the parties shall use their reasonable best efforts to apply for any available consents, permits, authorisations and approvals that would facilitate the constitution of the Audit Committee, the Compensation Committee and the Nominating Committee in the manner contemplated by this Section 7.3). If at any time the Audit Committee, Compensation Committee or Nominating Committee cannot be so constituted then SAIF shall nominate the members of such committees from amongst the Independent Directors and a SAIF Director shall have non-voting observer status on such committees. The persons nominated to the


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                                                                              25


Audit or Compensation Committee must qualify for appointment to such committees pursuant to Requirements of Law.

               Section 7.6 Board Meetings.

               (a) Frequency and Location. Meetings of the Board of Directors shall take place at least once during a three month period. Meetings shall be held in a location approved by a majority of the Directors. The audit committee shall meet at least once in every quarter.

               (b) Notice. A meeting may be called by the Chairman of the Board of Directors or Managing Director or any two other Directors giving notice in writing to the Company Secretary specifying the date, time and agenda for such meeting. The Company Secretary shall upon receipt of such notice give a copy of such notice to all Directors of such meeting, accompanied by a written agenda specifying the business of such meeting and copies of all papers relevant for such meeting. Not less than 7 days' notice shall be given to all Directors; provided, however, that such notice period (i) shall not apply in the case of an adjourned meeting pursuant to Section 7.6(c) and (ii) may be reduced with the written consent of all of the Directors.

               (c) Quorum. All meetings of the Board of Directors, other than Adjourned Meetings (as defined below), shall require a quorum of at least four Directors; provided, however, that such a quorum must include at least one of a SAIF Director or a VentureTech Director and the Managing Director; provided further, that notwithstanding any other provisions of this Agreement, such a quorum must include a SAIF Director in order for the Board of Directors to vote on any of the matters described in Schedule 2 hereof. If such a quorum is not present within one hour from the time appointed for the meeting, the meeting shall adjourn to such place and time as those Directors who did attend shall decide or, if no such decision is reached, at the same place and time seven days later, at which meeting a quorum of Directors as required under the Companies Act shall constitute a valid quorum even though the Directors required at the proceeding meeting are not present, provided that notice of such Adjourned Meeting shall have been delivered to all Directors at least five days prior to the date of such Adjourned Meeting.

               (d) Voting. Subject to Section 7.10 at any Board of Directors meeting, each Director may exercise one vote. Subject to Section 7.10, the adoption of any resolution of the Board of Directors shall require the affirmative vote of a majority of the Directors present at a duly constituted meeting of the Board of Directors.

               (e) Electronic Participation. At such time as the Indian Companies Act allows board meetings to be held by electronic means, the Directors may participate in Board of Directors meetings by such electronic means (including by and in conference, video conference or such other means by which all of the participating Directors may hear each other at the same time), and such participation shall constitute presence for purposes of the quorum provisions of Section 7.6(c).

               (f) Circular Resolution by Written Consent. Except as otherwise provided in the Indian Companies Act, any action that may be taken by the Directors at a meeting may be taken by a written resolution but only if it is signed by all of the Directors including, but not limited to, a resolution of a type referred to in Section 7.10.

               Section 7.7 Directors' Access. Each Director shall be entitled to examine the books and accounts of the Company and take copies thereof and shall have free access, at all


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reasonable times and with prior written notice, to any and all properties and facilities of the Company or any Subsidiary. The Company shall provide such information relating to the business affairs and financial position of the Company as any Director may require and a Director shall be entitled to discuss Company matters with employees of the Company through and with the management of the Company and the Company shall facilitate such discussion. Unless prohibited by a contractual or other legal requirement applicable to the Company, any Director may provide any information he holds in relation to the Company (along with any related complications, analyses or other information based on such data, the "Director Data") to the Shareholder that designated that Director under Section 7.3 provided that a Shareholder receiving such information from a Director shall observe its obligations under Section 9.3 in relation to such information and shall observe all of its obligations in respect of such information under U.S. Requirements of Law including, without limitation, compliance with Rule 10b-5 and all other Requirements of Law relating to insider trading. Each Shareholder acknowledges that the Company has implemented the written policies in relation to securities trading in listed securities of the Company that the Board of Directors has deemed appropriate for the Company to comply with its obligations under Requirements of Law in relation to insider trading and the prevention of the misuse of material non-public information regarding the Company.

               Section 7.8 Reimbursement of Expenses; D&O Insurance. The Company shall reimburse the Directors for all reasonable travel and accommodation expenses incurred by him in connection with attending Board meetings and committee meetings as director of the Company upon presentation of appropriate documentation therefor. The Company shall, and each Shareholder shall use reasonable commercial efforts to cause the Board of Directors to cause, the Company to, maintain a directors' liability insurance policy that is reasonably acceptable to the Board of Directors and at a minimum provides coverage comprising US$25 million or such other amount as shall be agreed to by the Board and consented to by SAIF, such consent not to be unreasonably withheld. To the extent permissible under applicable Requirements of Law the parties shall include a provision in the Restated Articles to the effect that the Company shall indemnify each Director under the Restated Articles for all costs, loss, damages and expenses suffered or incurred by a Director for any claim, proceeding or suit in connection with the Directors capacity as a director of the Company.

               Section 7.9 Future Funding. Subject to Section 7.10, the Board of Directors shall have the authority to determine the extent of, and the means of satisfying, any future funding needs of the Company and shall have the discretion to determine the terms of any future issuance of securities or incurring of indebtedness by the Company; provided, however, that no Shareholder shall have any obligation to provide any indemnity, guarantee or other security to any other Shareholder or any third party in support of loans, overdraft facilities, borrowings or other financial arrangements entered into, required by or otherwise procured for the Company.

               Section 7.10 Actions of the Shareholders and Board of Directors; Reserved Matters. Notwithstanding anything to the contrary contained in this Agreement, neither the Company, whether by action or written consent of the Shareholders or the Board of Directors, nor the Shareholders shall take, approve or otherwise ratify any of the actions described in Schedule 2 without the prior consent of the holders of three quarters of the aggregate number of Equity Shares held by the SAIF Shareholders and VentureTech Shareholders provided that the SAIF Shareholders shall not be included in that aggregate number if together they hold less than 7.5% of the non-diluted Equity Shares and the VentureTech Shareholders shall not be included in that aggregate number if together they hold less than 7.5% of the non-diluted Equity Shares.


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                                                                              27


               Section 7.11 Restated Charter Documents. Any amendment, modification or restatement of the Restated Charter Documents or the constituent documents of a Subsidiary in any manner affecting SAIF, VentureTech or SCS rights as owners of Shares, if such amendment, modification or restatement would directly or indirectly result in a material adverse change to the rights, preferences, or privileges of the Equity Shares held by that Shareholder or which may adversely affect any of the rights, preferences, or privileges of that Shareholder relative to the other Shareholders or the indemnification of a Director nominated by it under any indemnification agreement entered into between the Company and that Director shall only occur with the consent of that Shareholder.

               Section 7.12 Company Covenants. The Company covenants with SAIF that the Company shall comply with its obligations under Schedule 3.

               Section 7.13 Stock Option Plan.

               (a) The Compensation Committee shall be solely entitled to approve the number, exercise or sale price or issuance of Shares under the Stock Option Plan and to propose variations to the Stock Option Plan.

               (b) The Stock Option Plan may comprise Equity Shares reserved for issuance as well as current options outstanding, which in aggregate comprise no more than 5.0% of the Company's fully diluted Equity Shares as at the date hereof.

               (c) All Equity Shares and Equity Share Equivalents issued after the Closing to employees, and directors shall be subject to vesting as follows (unless different vesting is approved by the majority consent of the Board of Directors)(i) 1/6th to vest at the end of the first 12 months following such issuance, (ii) the remaining 5/6th to vest evenly on a quarterly basis over the next 24 months.

               Section 7.14 Requirements of Law. If at any time the rights of a Shareholder under Section 7 of this Agreement are materially in contravention of any material Requirement of Law (including, without limitation, the requirements of the Sarbanes-Oxley Act of 2002 and the requirements of the Company's listing on the Nasdaq), the parties shall:

               (a) negotiate in good faith and seek to agree and implement amendments to this Agreement that prevent such a contravention of law while preserving all of the rights and obligations of the parties hereunder to the fullest extent reasonably possibly; and

               (b) use their reasonable best efforts to apply for all available consents, exemptions authorisations and permits from relevant Governmental Authorities that would allow the rights of a party hereunder to be effected to the fullest extent reasonably possible; and

               (c) if they are unable to reach agreement in relation to the amendments referred to in Section 7.14(a) or to acquire the consents, exemptions authorisations and permits referred to in Section 7.14(b) within 20 Business Days of the date of commencement of the negotiations (or such longer period as may be required to secure such consents, exemptions authorisations and permits) then such a dispute may be referred to an arbitrator under Section 10 and the arbitrator shall have the right to delete or add provisions to this Agreement to prevent such a contravention of law while preserving all of the rights and obligations of the parties hereunder to the fullest extent reasonably possible.


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                                  ARTICLE VIII
                              TERM AND TERMINATION.

               Section 8.1 Term of Agreement. This Agreement shall become effective upon the date of Closing and shall terminate upon the earlier of (a) the date one Shareholder holds all of the Equity Shares or (b) the twentieth anniversary of the date hereof. The provisions contained in Sections 2, 3 and 4 shall terminate following the Indian IPO. A Shareholder shall have no rights hereunder at such time as its percentage holding of Equity Shares is less than 5% on a non-diluted basis.

                                   ARTICLE IX
                                 MISCELLANEOUS.

               Section 9.1 Share Certificate Legend. A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company. In addition to any other legend required by any Requirement of Law, each certificate representing Restricted Shares now held or hereafter acquired by any Shareholder shall for as long as this Agreement is effective bear legends substantially in the following forms:

               THE SALE, ASSIGNMENT, HYPOTHECATION, PLEDGE, ENCUMBRANCE OR OTHER DISPOSITION (EACH A "TRANSFER") AND VOTING OF ANY OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED BY THE TERMS OF THE INVESTOR RIGHTS AGREEMENT, DATED [date], AMONG THE COMPANY AND THE SHAREHOLDERS NAMED THEREIN, A COPY OF WHICH MAY BE INSPECTED AT THE COMPANY'S PRINCIPAL OFFICE. THE COMPANY WILL NOT REGISTER THE TRANSFER OF SUCH SECURITIES ON THE BOOKS OF THE COMPANY UNLESS AND UNTIL THE TRANSFER HAS BEEN MADE IN COMPLIANCE WITH THE TERMS OF THE INVESTOR RIGHTS AGREEMENT.

               Section 9.2 Notices. All notices, demands or other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first class mail, return receipt requested, telecopier, courier service or personal delivery:

               (a) if to SAIF:

                             c/o SB Asia Infrastructure Fund, L.P.
                             Suite 2115-2118, Two Pacific Place
                             88 Queensway
                             Hong Kong
                             Telecopy:  (852) 2234-9116
                             Attention:  Brandon H.P. Lin, Esq.

               (b) if to VentureTech:

                             Venture Tech Solutions Pvt. Ltd.
                             12, Subba Rao Avenue,  Chennai 600006, India
                             Telecopy:
                             Attention:


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                                                                              29


               (c) if to SCS:

                             c/o Satyam Computer Services Limited
                             Mayfair Centre, S.P. Road, Secunderabad,
                             Andhra Pradesh,
                             India 500 003
                             Telecopy:
                             Attention:

               (d)    if to the Company:

                             Satyam Infoway Limited
                             Tidel Park, 2nd floor, No.4, Canal Bank Road, Taramani, Chennai - 600113
                             Telecopy:
                             Attention:

               (e) if to any other Shareholder, at its address as it appears on the record books of the Company.

All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is mechanically acknowledged, if telecopied. Any party may by notice given in accordance with this Section 10.3 designate another address or person for receipt of notices hereunder.

               Section 9.3 Publicity; Confidentiality. Each Shareholder covenants with the Company that it shall not issue a publicity release or public announcement or otherwise directly or indirectly make any disclosure concerning this Agreement or the business, technology, proprietary data or financial affairs of the Company (which shall include all Director Data, without prior written approval of the Board (which it may grant or withhold in its sole discretion); provided, however, that nothing in this Agreement shall restrict any of the Shareholders from disclosing information (a) that is already publicly available through no breach by such Shareholder or any of its Affiliates, (b) that may be required or appropriate in response to any summons or subpoena or in connection with any litigation, provided that such Shareholder will use reasonable efforts to notify the Company in advance of such disclosure so as to permit the Company to seek a protective order or otherwise contest such disclosure, and such Shareholder will use reasonable efforts to cooperate, at the expense of the Company, with the Company in pursuing any such protective order, (c) to the extent that such Shareholder reasonably believes it appropriate in order to protect its investment in its Shares or in order to comply with any Requirement of Law (such disclosure not to include any Director Data under any circumstances), or (d) to such Shareholder's or the Company's officers, directors, shareholders, investors, advisors, employees, members, partners, controlling persons, auditors or counsel (provided that the Shareholder shall be responsible for ensuring that any subsequent disclosure by such person complies with this Section 9.3 and shall be responsible for any breach hereof by any such Person) or (e) to Government Authorities from whom releases, consents or approvals are required, or to whom notice is required to be provided, pursuant to any Requirement of Law provided that such applications for any release, consent or approval shall (i) not include any Director Data and
(ii) shall be made confidentially or under request for confidential treatment unless such a procedure is not provided for by the Government Authority; and provided further, that a Shareholder may disclose that it is an investor in the Company and include on its worldwide web page, the name of the Company, the name of the Chief Executive Officer of the Company, a brief


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description of the business of the Company, the Company's logo and the aggregate amount of its investment in the Company. If any announcement is required by any Requirement of Law to be made by any party hereto (other than the Company), prior to making such announcement such party will deliver a draft of such announcement to the other parties (including the Company) and shall give the other parties reasonable opportunity to comment thereon.

               Section 9.4 Successors and Assigns; Third Party Beneficiary. This Agreement shall inure to the benefit of and be binding upon successors and permitted assigns of the parties hereto. This Agreement is not assignable except in connection with a transfer of Shares in accordance with this Agreement. No person other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement.

               Section 9.5 Amendment and Waiver.

               (a) No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the parties hereto at law, in equity or otherwise.

               (b) Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by any party from the terms of any provision of this Agreement, shall be effective only if it is made or given in writing and signed by (i) the Company and (ii) the Shareholders.

               Section 9.6 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

               Section 9.7 Specific Performance. The parties hereto intend that each of the parties have the right to seek damages or specific performance in the event that any other party hereto fails to perform such party's obligations hereunder. Therefore, if any party shall institute any action or proceeding to enforce the provisions hereof, any party against whom such action or proceeding is brought hereby waives any claim or defense therein that the plaintiff party has an adequate remedy at law.

               Section 9.8 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

               Section 9.9 Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired.

               Section 9.10 Rules of Construction. Unless the context otherwise requires, references to sections or subsections refer to sections or subsections of this Agreement.

               Section 9.11 Entire Agreement. This Agreement, together with the exhibits hereto, is intended by the parties as a final expression of their agreement and intended to be a


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                                                                              31


complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, representations, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits hereto, supersede all prior agreements and understandings among the parties with respect to such subject matter (including the Original Shareholders Agreements).

               Section 9.12 Further Assurances. Each of the parties shall, and shall cause their respective Affiliates to, execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

                                    ARTICLE X
                      GOVERNING LAW AND DISPUTE RESOLUTION.

               Section 10.1 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF INDIA, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS TO LAW OF ANY JURISDICTION.

               Section 10.2 Arbitration.

               (a) Any dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision), shall be finally resolved by arbitration by the International Chamber of Commerce ("ICC") or its successor pursuant to the ICC's then prevailing Rules of Arbitration of the International Chamber of Commerce (the "Rules") and as are in force at the time of any such arbitration and as may be amended by the rest of this Section 10.2. For the purpose of such arbitration, there shall be three arbitrators appointed in accordance with the Rules ("Arbitration Board").

               (b) The place of arbitration shall be in Singapore. All arbitration proceedings shall be conducted in the English language. The arbitrators shall decide any such dispute or claim strictly in accordance with the governing law specified in Section 10.1. Judgment upon any arbitral award rendered hereunder may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

               (c) The parties agree to facilitate the arbitration by (i) cooperating in good faith to expedite (to the maximum extent practicable) the conduct of the arbitration, (ii) making available to one another and to the Arbitration Board for inspection and extraction all documents, books, records, and personnel under their control or under the control of a person controlling or controlled by such party if determined by the Arbitration Board to be relevant to the dispute, (iii) conducting arbitration hearings to the greater extent possible on successive business days and (iv) using their best efforts to observe the time periods established by the rules of the ICC or by the Arbitration Board for the submission of evidence and briefs.

               (d) The costs and expenses of the arbitration, including, without limitation, the fees of the arbitration, including, without limitation, the fees of the Arbitration Board, shall be borne equally by each party to the dispute or claim, and each party shall pay its own fees, disbursements and other charges of its counsel.


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                                                                              32


               (e) Any award made by the Arbitration Board shall be final and binding on each of the parties that were parties to the dispute. The parties expressly agree to waive the applicability of any laws and regulations that would otherwise give the right to appeal the decisions of the Arbitration Board so that there shall be no appeal to any court of law for the award of the Arbitration Board, and a Party shall not challenge or resist the enforcement action taken by any other Party in whose favor an award of the Arbitration Board was given.

               Section 10.3 Effective Date. This Agreement (other than this
Section 10.3 and Section 1) shall become effective on and from the date of Closing. Section 10.3 and Section 1 are effective on and from the date hereof. If the Subscription Agreement is terminated this Agreement shall be void ab initio.


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                                                                              33


IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Shareholders Agreement on the date first written above.

                                            SAIF INVESTMENT COMPANY LIMITED





                                            By: /s/ Andrew Y. Yan
                                                --------------------------------
                                                Name:  Andrew Y. Yan
                                                Title: Director


                                            VENTURE TECH SOLUTIONS PVT. LTD.





                                            By: /s/ Sandeep Reddy
                                                --------------------------------
                                                Name:  Sandeep Reddy
                                                Title: Director


                                            SATYAM COMPUTER SERVICES LIMITED





                                            By: /s/ B. Rama Raju
                                                --------------------------------
                                                Name:  B. Rama Raju
                                                Title: Managing Director


                                            SATYAM INFOWAY LIMITED

                                            By: /s/ R. Ramaraj
                                                --------------------------------
                                                Name:  R. Ramaraj
                                                Title: Managing Director



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                                   Schedule 1

                Shareholders After the VentureTech Second Tranche

SHAREHOLDER                      NUMBER OF SHARES               PERCENTAGE FULLY DILUTED
-----------                      ----------------               ------------------------
SCS                              12,182,600                     33.2%
SAIF                             7,558,140                      20.6%
VentureTech                      4,069,767                      11.1%

OTHER HOLDERS OF SHARES          NUMBER                         PERCENTAGE
-----------------------          ------                         ----------
SARF                             3,600,000                      9.8%
ADR Holders (other than SAIF)    5,933,403                      16.2%
ESOP and ESOP Reserve            1,833,000                      5.0%
Other                            1,005,173                      2.7%
Sterling Commerce                481,000                        1.3%
Total                            36,663,083                     100%


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                                   Schedule 2

                                Reserved Matters

               (a) Any change in the capital structure of the company or issue (other than pursuant to the ESOP) of further Equity Shares or equity interests or the creation of any Equity Share Equivalents or other rights to subscribe for, acquire or call for shares or redemption or purchase by the Company of Shares or a reduction in the Share capital of the company or in any way alteration of the rights attaching to the Share capital of the Company or increase in the authorised Share capital provided that the issuance of Equity Shares necessary to effect an Indian IPO fully underwritten or subscribed pursuant to a book build by an internationally recognised investment bank may occur with the consent of SAIF, such consent not to be unreasonably withheld.

               (b) The issue of any debenture or loan stock (secured or unsecured), the making of any loan, creation, renewal or extension of any borrowings or indebtedness by the Company or the granting of any credit or creation of any mortgage, charge, lien, encumbrance or other third party right over any of the Company's assets, or the entering into by the Company of any guarantee or indemnity or becoming a surety for any third party except:

                   (i) in the ordinary course of the Business; and

                   (ii) as contemplated by a business plan of the company approved by the Board of Directors;

                   provided that the total of all such indebtedness, guarantees and indemnities of the Company does not exceed US$2,000,000 (or its equivalent in other currencies).


               (c) Appointing any Director of the Company or appointing any committee of the Board of Directors or delegating any of the powers of the board to any committee other than strictly in accordance with the Board of Directors and committee composition specified in this Agreement (including, without limitation, Section 7.14).

               (d) The merger, acquisition or winding up of the Company or participation in any scheme of reconstruction or any settlement whatsoever involving the Company or liquidation or dissolution of the Company.

               (e) Any acquisition of the whole or substantially the whole of the assets and undertaking of the Company or an acquisition by the Company of any part of (or the whole of) the issued share capital, stock, or interest or of the assets and undertakings (or any rights over the same) of another company.

               (f) The assignment, sale or other disposal, lease or lending in any 12 month period of any asset or related group of assets of the Company having a net book value in aggregate of in excess of 10% of the net book value of the assets of the Company.

               (g) The declaration of any dividend, distribution of Company's share capital or purchase, redemption or any kind of acquisition of any of the Company's shares or capital stock or any Equity Share Equivalents (other than pursuant to Section 3.2).


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                                                                               2


               (h) The Company establishing or materially varying any share or share option plan for any director or employee of the Company. Any loan to or repayment of debts to directors, officers or Affiliates of the Company except as may be agreed by SAIF prior to the date hereof and fully disclosed herein and standard expense reimbursement policies for non-material expenses.

               (i) Any transaction by the Company with any shareholder or any associated Company of any shareholder or any directors of the Company and or the Related Parties of any of them of involving consideration given or received in excess of US$100,000.

               (j) Any change in the nature or material modification of the business undertaken by the Company.


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                                   Schedule 3

                                Company Covenants

1.      Financial Information and Reporting.

1.1 Annual Budget. Not less than thirty (30) days prior to the end of each Financial Year, the Company shall prepare and submit to the Board of Directors for its approval an annual operating budget of the Company for the next succeeding Financial Year in reasonable detail, including such information as may reasonably be requested by a SAIF Director or a VentureTech Director.

1.2 Financial Statements and Other Information. For so long as the Shareholders SAIF or the VentureTech Shareholders beneficially own in the aggregate not less than 5% of the Equity Shares outstanding as of any date on a non diluted basis (such amount, the "Minimum Ownership Percentage"), the Company shall deliver to the SAIF Shareholders or VentureTech Shareholders (as the case may be) in form and substance satisfactory to it:

        (a) as soon as available to any Shareholder and not later than ninety
(90) days after the end of each fiscal year of the Company, a copy of the audited consolidated balance sheet of the Company and its Subsidiaries as of the end of such fiscal year and the related statements of operations and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous year, all in reasonable detail and accompanied by a management summary and analysis of the operations of the Company for such fiscal year and by the opinion of a nationally recognized independent certified public accounting firm which report shall state without qualification that such financial statements present fairly in all material respects the financial condition as of such date and results of operations and cash flows for the periods indicated in conformity with U.S. GAAP;

        (b) as soon as available to any other Shareholder and not later than forty-five (45) days after the end of each of the first three fiscal quarters of each fiscal year, the unaudited consolidated balance sheet of the Company and its Subsidiaries, and the related statements of operations for such quarter and for the period commencing on the first day of the fiscal year and cash flows on a year to date basis and ending on the last day of such quarter, all certified by an appropriate officer of the Company as presenting fairly the consolidated financial condition as of such date and results of operations and cash flows for the periods indicated in conformity with U.S. GAAP, subject to normal year-end adjustments and the absence of footnotes required by U.S. GAAP; and

        (c) notwithstanding the foregoing, the Company's obligations under this Sections 1.2 and 1.4 shall be deemed satisfied in full so long as the Company remains a reporting company pursuant to the Exchange Act and files its periodic and other public reports with the Commission by EDGAR or any successor system providing for public availability of such reports immediately upon filing and such SEC reports provide in all material respects the information identified in Sections 1.3(a) and (b) and there has been no earlier disclosure of such information to any other shareholder of the Company that is commercially material.

1.4 Securities Filings. The Company shall provide to each of the SAIF Shareholders and VentureTech Shareholders, promptly after the filing thereof, copies of any registration statement, preliminary prospectus, final prospectus, application for listing or other material document publicly filed with any securities regulatory authority or securities exchange in any jurisdiction. If such


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
                                                                               2


document is available on EDGAR or any similar system accessible over the Internet at the same time that it is publicly filed, no separate delivery of such document shall be required.

1.5 Financial Records and Inspection. The Company shall keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and assets and business of the Group Companies in accordance with US GAAP consistently applied. Subject to applicable Requirements of Law, for so long the SAIF Shareholder and VentureTech Shareholders respectively own the Minimum Ownership percentage at such time as the Company is no longer a reporting entity under the Securities Exchange Act of 1934 a SAIF Shareholder and a VentureTech Shareholder and its authorized representatives shall have the right (a) during normal business hours and at their expense to inspect the Company's books and accounting records and those of the Subsidiaries, to make extracts and copies therefrom at its own expense, and to discuss its affairs, finances and accounts with their respective directors, officers and independent accountants, and to have full access to all of the Company's and each Subsidiary's property and assets, and (b) the Company shall furnish to the SAIF Shareholders and the VentureTech Shareholders and their auditors such financial and other information relating to the Business of the Company and its Subsidiaries as any of them may reasonably require. The SAIF Shareholders and the VentureTech Shareholders acknowledge and agree that such information is subject to Section 9.3 and all Requirements of Law that may apply to holders of confidential information of the Company.

1.6 Dealings with Government. Neither a Group Company nor any officer, director, employee, of a Group Company acting on behalf of a Group Company shall make, directly or indirectly, any payment or promise to pay, or gift or promise to gift, or authorized such a promise or gift, of any money or anything of value, directly or indirectly to:

        (a) any foreign official for the purpose of influencing any such official or inducing him or her to use his or her influence to affect any act or decision of a foreign government, or any agency or subdivision thereof; or

        (b) any political party or official thereof or candidate for political office for the purpose of influencing any official act or decision of such party, official or candidate or influencing such party, official or candidate to use his, her or its influence to affect any act or decision of a government or agency or subdivision thereof, in the case of both (a) and (b) above, in order to assist a Group Company to obtain or retain business for, or direct business to, a Group Company.


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


                                                                      Exhibit B1

DEED OF ADHERENCE made on the [              ] day of, [            ]

BETWEEN:

(1)     [                                  ], a company incorporated in [      ]
        (the "Company"); and

(2)     [Name of New Shareholder] (the "New Investor").

RECITALS:

(A) On [ ] day of _____________, the Company and the Shareholders entered into a Shareholders Agreement (the "Shareholders Agreement") to which a form of this Deed is attached as Exhibit B1.

(B) The New Investor wishes to have transferred to it [number] Equity Shares (the "Shares") in the capital of the Company from [name] (the "Old Investor") and in accordance with the Shareholders Agreement has agreed to enter into this Deed.

(C) The Company enters this Deed on behalf of itself and as agent for all the existing Shareholders of the Company.

NOW THIS DEED WITNESSES as follows:

1. Interpretation. In this Deed, except as the context may otherwise require, all words and expressions defined in the Shareholders Agreement shall have the same meanings when used herein.

2. Covenant. The New Investor hereby covenants to the Company as trustee for all other persons who are at present or who may hereafter become bound by the Shareholders Agreement, and to the Company itself to adhere to and be bound by all the duties, burdens and obligations of a Shareholder holding the same class of shares as the Shares imposed pursuant to the provisions of the Shareholders Agreement and all documents expressed in writing to be supplemental or ancillary thereto as if the New Investor had been an original party to the Shareholders Agreement since the date thereof.

3. Enforceability. Each existing Shareholder and the Company shall be entitled to enforce the Shareholders Agreement against the New Investor, and the New Investor shall, subject to the Shareholders Agreement, be entitled to all rights and benefits of the Old Investor under the Shareholders Agreement (other than those rights which the Shareholders Agreement provides shall not be held by a transferee) under the Shareholders Agreement in each case as if the New Investor had been an original party to the Shareholders Agreement since the date thereof.

4. Governing Law. THIS DEED OF ADHERENCE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF INDIA.


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                                                                               2


IN WITNESS WHEREOF, this Deed of Adherence has been executed as a deed on the date first above written.

                                           [                                   ]





                                            By:
                                               ---------------------------------
                                               Name:
                                               Title:



                                            [NAME OF NEW INVESTOR]



                                            By:
                                               ---------------------------------
                                               Name: [                         ]
                                               Title:  [                       ]



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                                                                      Exhibit B2

DEED OF ADHERENCE made on the [            ] day of, [     ]

BETWEEN:

(1)     [                               ], a company incorporated in [       ]
        (the "Company"); and

(2)     [Name of New Shareholder] (the "New Investor").

RECITALS:

(A)     On [  ] day of [           ], the Company and the Shareholders entered
into a Shareholders Agreement (the "Shareholders Agreement") to which a form of this Deed is attached as Exhibit B2.

(B) The New Investor wishes to be allotted [number] Equity Shares (the "Shares") in the capital of the Company and in accordance with Section 3.2 of the Shareholders Agreement has agreed to enter into this Deed.

(C) The Company enters this Deed on behalf of itself and as agent for all the existing Shareholders of the Company.

NOW THIS DEED WITNESSES as follows:

1. Interpretation. In this Deed, except as the context may otherwise require, all words and expressions defined in the Shareholders Agreement shall have the same meanings when used herein.

2. Covenant. The New Investor hereby covenants to the Company as trustee for all other persons who are at present or who may hereafter become bound by the Shareholders Agreement, and to the Company itself to adhere to and be bound by all the duties, burdens and obligations of a Shareholder holding the same class of shares as the Shares imposed pursuant to the provisions of the Shareholders Agreement and all documents expressed in writing to be supplemental or ancillary thereto as if the New Investor had been an original party to the Shareholders Agreement since the date thereof.

3. Enforceability. Each existing Shareholder and the Company shall be entitled to enforce the Shareholders Agreement against the New Investor, and the New Investor shall, subject to the Shareholders Agreement, be entitled to all rights and benefits of a holder of Shares in each case as if the New Investor had been an original party to the Shareholders Agreement since the date thereof.

4. Governing Law. THIS DEED OF ADHERENCE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF INDIA.


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IN WITNESS WHEREOF, this Deed of Adherence has been executed as a deed on the date first above written.

                                            [                                 ]





                                            By:
                                               --------------------------------
                                               Name:
                                               Title:





                                            [NAME OF NEW INVESTOR]





                                            By:
                                               --------------------------------


                                               Name: [                        ]
                                               Title:  [                      ]




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                          Final Draft - October 7, 2002